Nasdaq Regulation



Arnold Golub
Vice President
Office of General Counsel

September 16, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 8, 2025, The Nasdaq Stock Market (the "Exchange") received from GraniteShares ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Shares of Beneficial Interest of:

GraniteShares YieldBOOST AMD ETF

GraniteShares YieldBOOST AMZN ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

